

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Dr. Ben J. Lipps
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg, Germany

> **Re: Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-32749**

Dear Dr. Lipps:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 3

D. Risk Factors, page 4

Risks Relating to our Securities, page 11

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/ IssuerClientsWithoutAccessList.aspx. As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB

inspections of auditors. Therefore, please state this fact under a separate risk factor heading in future filings. Also explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.   Please provide us with a draft of your revised disclosure.

Item 5. Operating and Financial Review and Prospects, page 51

B. Liquidity and Capital Resources, page 64

Contractual Obligations and Commitments, page 68

2.   Please confirm to us that in future filings you will disclose your contractual obligations in the tabular format set forth under Item 5.F of Form 20-F. In this regard, please disclose payments due by the following periods: "less than 1 year," "1-3 years," "3-5 years" and "more than 5 years."

Audited Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

3.   We note on page 21 that you had total acquisitions and investments of $2,016 million during 2011 of which approximately $1,785 million was cash consideration, primarily for your acquisitions of International Dialysis Centers and American Access Care Holdings, LLC. Please confirm our understanding that you accounted for these acquisitions as business combinations and, if so, tell us how you consider disclosure requirements in ASC 805.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining